PROMISSORY NOTE

$1,775,687.46	Irvine, California August 3, 2005

FOR VALUE RECEIVED, each of Quincy Investments Corp., a Bahamas International Business Company (“Quincy”) and Naturade, Inc., a Delaware corporation (“Naturade”) (Quincy and Naturade are collectively referred to herein as “Debtor”), jointly and severally promise to pay to the order of Symbiotics, Inc. (“Symbiotics”), an Arizona corporation and Symco, Incorporated (“Symco”)], a Nevada corporation (“Creditor”), subject to the terms and conditions contained in this Promissory Note (the “Note”), the principal sum of One million, seven hundred and seventy-five thousand, six hundred and eighty-seven dollars and forty-six cents ($1,775,687.46). This Note is the Promissory Note referred to in Section 1.04(a) of that certain Asset Purchase Agreement dated as of July 22, 2005 (the “Purchase Agreement”) by and among Symbiotics, Inc., Symco, Incorporated, and Quincy and Sections 2 and 3 of that certain Assignment and Assumption Agreement (the “Assignment”) of even date herewith by and among Quincy, Naturade, Symbiotics and Symco. The representations and warranties of the parties to the Purchase Agreement and the Assignment are incorporated herein by this reference.

1. Principal. Debtor shall repay the unpaid principal outstanding balance on February 3, 2006.

2. Prepayment. The unpaid principal balance and any and all other sums payable to Creditor hereunder may be prepaid prior to maturity at any time without penalty.

3. Payments. All payments on this Note shall be made in lawful money of the United States of America and in immediately available funds by wire transfer and be received by Creditor into the account to be designated by Creditor in accordance with Section 14 of this Note.

4. Guaranty. The performance by each Debtor of its obligations under this Note is guaranteed pursuant to that certain Guaranty of even date herewith by Peter H. Pocklington (the "Guaranty”).

5. Acceleration; Issuance of Shares. Upon an Event of Default (as defined in Section 6), the principal amount of this Note shall become immediately due and payable, without presentment, demand, notice, protest or other requirements of any kind. In addition, Creditor may exercise any or all of the rights granted to it under the Guaranty, and Debtor agrees and acknowledges that any action taken by Creditor under the Guaranty shall not constitute a waiver of any of Creditor’s rights against Debtor or a release of each Debtor from its obligations hereunder. Further, upon an Event of Default, immediately upon written request by Creditor to Naturade, in addition to receiving the unpaid principal amount of this Note in cash, Debtor shall be entitled to receive such number of shares of common stock of Naturade (the “Common Stock”) equal to the result of (a) the unpaid principal amount of this Note divided by (b) the Per Share Price of the Common Stock (not to exceed 3,000,000 shares of Common Stock). The “Per Share Price” of the Common Stock shall be the average of the daily closing prices per share of Common Stock during the thirty (30) consecutive trading days ending five trading days before the date of the Event of Default, as reported (absent manifest error) in The Wall Street Journal or, if not available, such other reliable publication as may be generally available. Naturade shall also enter into a Registration Rights Agreement with respect to the Common Stock in the form of such agreement attached as an exhibit to this Note as Exhibit A. Further, upon an Event of Default, immediately upon written request by Creditor to Naturade, Naturade must transfer to Creditor all of Naturade’s right, title and interest in and to the assets transferred to Naturade pursuant to Section 1.01(b) of the Purchase Agreement (applicable to Naturade pursuant to the Assignment). .

6. Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Note:

(a) The failure of Debtor to make any payment required under this Note within two (2) days after the date due, whether at stated maturity, by prepayment, acceleration or otherwise.

(b) The failure of either Debtor to observe or perform any of the other covenants, conditions or obligations imposed upon such Debtor in this Note, or the breach in any material respect by either Debtor of any representation or warranty of such Debtor contained in this Note.

(c) The filing of a petition by or against Debtor under any provisions of the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time, or under any similar or other law relating to bankruptcy, insolvency, reorganization or other relief for debtors; the appointment of a receiver, trustee, custodian or liquidator of or for any part of the assets or property of Debtor; Debtor becomes insolvent, makes a general assignment for the benefit of creditors or is generally not paying its debts as they become due; or any attachment or like levy on any property of Debtor.

(d) The cessation of business by, or dissolution or liquidation of, either Debtor.

7. Waiver. Debtor hereby consents to renewals and extension of time at or after the maturity hereof, without notice, and hereby waives diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

8. Remedies. No failure or delay on the part of Creditor or any other holder of this Note to exercise any right, power or privilege under this Note and no course of dealing between Debtor and Creditor shall impair such right, power or privilege or operate as a waiver of any default or any acquiescence therein, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies expressly provided in this Note are cumulative to, and not exclusive of, any rights or remedies that Creditor would otherwise have. No notice to or demand on Debtor in any case shall entitle Debtor to any other or further notice or demand in similar or other circumstances or constitute a waiver of the right of Creditor to any other or further action in any circumstances without notice or demand.

9. Authority to Execute and Bind. Each Debtor warrants that the undersigned signatory executing the Agreement on behalf of such Debtor has the power and authority to bind Debtor.

10. Governing Law; Venue. This Note is to be construed pursuant to the substantive laws of the State of California, without regard to California’s choice-of-law rules. The parties hereto each, to the fullest extent it may effectively do so under applicable law, irrevocably (i) submits to the exclusive jurisdiction of any court of the State of California or the United States of America sitting in the Counties of Los Angeles or Orange over any suit, action or proceeding arising out of or relating to this Note, (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the establishment of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, and (iii) agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in the courts of the United States of America or the State of California (or any other courts to the jurisdiction of which such party is or may be subject) by a suit upon such judgment.

11. Severability. In case any one or more of the provisions of this Agreement, in whole or in part, shall be held to be invalid or unenforceable in any respect, the validity and enforceability of the remainder of such provision(s) or remaining provisions shall not be affected or impaired.

12. Costs and Expenses. Debtor shall pay to Creditor upon demand the amount of any and all costs and expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, that Creditor may incur in connection with (a) the exercise or enforcement of any of the rights of Creditor hereunder or (b) the failure by Debtor to perform or observe any of the provisions hereof.

13. Further Assurances. Debtor will execute all such further and additional documents as shall be reasonable, convenient, necessary or desirable to carry out the provisions of this Agreement.

14. Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be personally delivered, electronically delivered by facsimile to the following telephone numbers or mailed by using first-class certified mail, postage prepaid, to the following addresses or to such other address as the parties hereto may designate in writing:

If to Debtor:	Quincy Investments Corp.
309 Terraces North
47-111 Vintage Drive East
Indian Wells, California 92210
Attn: Peter H. Pocklington
Fax: 760-862-2752
Naturade, Inc.
14370 Myford Rd, #100
Irvine, CA 92606
Attn: Bill Stewart
Fax No.: 714-573-4822
If to Creditor:	Symbiotics, Inc.
Symco, Incorporated
2301 W. Hwy. 89A, Suite 107
Sedona, Arizona 86336
Attn: Douglas A. Wyatt
Fax: 928-203-0279

All such notices, requests, consents and other communications shall be deemed to be properly given upon receipt, if delivered personally or, if sent by mail, three business days after the same has been deposited in the United States mail, addressed and postage prepaid as set forth above or, if sent electronically, upon verification of receipt.

15. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to Creditor under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

16. Right of Set-Off. Except as specifically permitted in this paragraph, the payment to Creditor of any amount under this Note may not be withheld, set-off against or reduced by any amount owed, or claimed to be owed, to Debtor by Creditor or for any reason whatsoever. Debtor agrees to assert any claim, demand, or other right against Creditor not specifically permitted in this paragraph only by an independent claim. Upon notice to Creditor given not later than ninety days after the date of this Note specifying in reasonable detail the basis for such set-off, Debtor may set off the amount to which it may be entitled against amounts otherwise payable under the Note provided that the amount of such set-off claim is not less than $175,000 and provided further that cash equal to the amount of the claimed set-off is delivered to an independent third party reasonably acceptable to Creditor and Debtor to be held by such third party until the set-off claim is finally resolved in a proceeding permitted under the Purchase Agreement. The exercise of such right of set-off by Debtor in good faith, whether or not ultimately determined to be justified, will not constitute an Event of Default under this Note. Neither the exercise of nor the failure to exercise such right of set-off will constitute an election of remedies or limit Debtor in any manner in the enforcement of any other remedies that may be available to it.

IN WITNESS WHEREOF, Debtor has executed this Promissory Note as of the date first above written.

QUINCY INVESTMENTS CORP.

By:	/s/Peter H. Pocklington

Name: Peter H. Pocklington
Title: Chairman

NATURADE, INC.

By:	/s/ Stephen M. Kasprisin

Name: Stephen M. Kasprisin

Title: CFO

Exhibit A

Registration Rights Agreement